

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2011

Salvatore R. DeFrancesco, Jr.
Chief Financial Officer
Fidelity D & D Bancorp, Inc.
Blakely and Drinker Streets
Dunmore, Pennsylvania 18512

   Re: Fidelity D & D Bancorp, Inc.
             Form 10-K for Fiscal Year Ended
             December 31, 2010
             Filed March 29, 2011
             Form 10-Q for Fiscal Quarter Ended
             September 30, 2011
             Filed November 10, 2011
             File No. 333-90273

Dear Mr. DeFrancesco,

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q as of September 30, 2011

Financial Statements

Note 3 – Investment Securities, page 9

   1. We note your response to comment #3 from our August 4, 2011 comment letter in which you indicate that two securities were initially rated "double-A" at the time of acquisition

by nationally recognized statistical rating organizations and that you use the guidance in ASC 325-40-35 in your OTTI methodology. Since these securities are of high credit quality due to their "double-A" rating at the time of acquisition, it appears they are not in the scope of ASC 325-40. Please revise to measure credit loss for OTTI purposes using the guidance in ASC 320-10-35 and tell us the impact on your financial statements as of December 31, 2010 and for subsequent quarters in 2011 or explain to us why you believe these securities are in the scope of ASC 325-40.

2. We note your responses to comments #4 and #5 from our August 4, 2011 comment letter. ASC 325-40-35-6 and ASC 320-10-35-33E indicate that in measuring the credit loss for OTTI purposes for securities in the scope of ASC 325-40, cash flows should be discounted at a rate equal to the current yield used to accrete the beneficial interest. Please tell us clearly whether you used the current yield used to accrete the beneficial interest as your discount rate in measuring credit loss for OTTI purposes at December 31, 2010 and in subsequent quarters in 2011. If you did not, please explain why and tell us the impact on your financial statements as of December 31, 2010 and for subsequent quarters in 2011 if you had used the current yield.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551- 3492 if you have questions regarding comments on the financial statements and related matters. Please contact David Lyon at (202) 551-3421 or Mark Webb at (202) 551-3698 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant